SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - Eletrobras

Open Capital Company CNPJ Nr 00001 18010001-26

Payment of Interest on Own Capital

We inform our shareholders that, as deliberated by our shareholders at the 52th Annual General Meeting held on May 18, 2012, we will begin payment of interest on capital (JCP) for the 2011 financial year on May 29, 2012 to shareholders registered on May 18, 2012. In accordance with applicable legislation and the Eletrobrás by-laws, the amounts of these payments will be adjusted by reference to the Selic rate as set out below:

Class of Shares	Gross Value on 12.31.11	Updated Value on 05.29.12
Common	1.231779162	1.280047007
Preferred “A”	2.178256581	2.263612588
Preferred “B”	1.633692440	1.1697709445

Payment Conditions:

Pursuant to Law no. 9249/95, 15% (fifteen percent) of income tax relating to the amounts of interest on own capital will be retained. Likewise, on that portion of the payment that is adjusted by reference to the Selic rate, a rate of 22.5% (twenty two point five percent) of income tax will be applied.

The withholding of income tax described as mentioned above will not be applied to those shareholders who have provided notice to Eletrobrás of their status as not subject and/or exempt from withholding tax by forwarding to Eletrobrás a copy of the “Termo de Declaração e Compromisso”, as published in our Notice to Shareholders dated May 08, 2012.

Payment Instructions:

Payment will be made through Banco Bradesco S.A., the depository bank for Eletrobrás shares, by credit to the bank accounts of registered shareholders.

For shareholders whose registration does not contain information on their Bank / Branch / Current Account, interest on own capital will only be credited as of the third day from the date of the updated registration in the electronic files of Banco Bradesco S.A., through its branches.

For shareholders who are users of custody trust arrangements, interest on own capital will be credited in accordance with procedures adopted by the applicable stock exchange.

Holders of bearer shares must go to any branch of Banco Bradesco S.A. with their CPF (local Social Security document), ID card, proof of residence and the bearer shares in order to convert these shares into book form for subsequent payment. At that time, these holders may pass on their bank account information.

Regarding the holders of our American Depositary Receipts (ADRs) traded on the New York Stock

Exchange - NYSE, payment will be made through JPMorgan Chase Bank, N.A., the depositary bank for the Eletrobrás ADR programs.

The payment date and any other additional information may be obtained through the following web site: www.adr.com

Places of Service:

Further information may be obtained through the Bradesco Shareholder Service Center by calling

(55 11) 3684-9495 or at any Banco Bradesco S.A. branch.

Final Comments:

Any interest on capital not claimed within 3 (three) years of the initial date of payment (May 29, 2012), will revert back to the company in accordance with Item a, Item II of Article 287 of Law 6404/76.

We remind our shareholders of the importance of updating your registration data, since the payment of shareholders’ remuneration may only be made to shareholders whose data is updated or who have a current account at any bank registered with Banco Bradesco S.A. To update your registration please go to any branch of Banco Bradesco S.A. with your personal documents.

For further information, please feel free to contact our Management of Shareholders Rights area, using the following contact information: dfs@eletrobras.com or Avenue Presidente Vargas, 409 – 9th floor – Rio de Janeiro, RJ – Phones: (55 21) 2514-6326 or (55 21) 2514-6206.

Brasília, May 28, 2012.

Armando Casado de Araújo

CFO and Investor Relations Officer

www.eletrobras.com

For more information: Centrais Elétricas Brasileiras S.A. – Eletrobras

Investor Relations: invest@eletrobras.com / Shareholders: dfsa@eletrobras.com

Avenue Presidente Vargas, 409 – 9th floor – Rio de Janeiro RJ – Tel. (55 21) 2514-6331 / 6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.